SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS	3

SIGNATURES	4

2

EXHIBITS

Exhibit Number

1	Announcement in relation to Closure of Register of Members and Withholding and Payment of Enterprise Income Tax for Non-resident Enterprises in respect of 2013 Final Dividend.

2	Announcement dated February 27, 2014 in respect of Adjustment to Convertible Bond Conversion Price.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: February 28, 2014

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

4

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CLOSURE OF REGISTER OF MEMBERS

AND

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX

FOR NON-RESIDENT ENTERPRISES IN RESPECT OF

2013 FINAL DIVIDEND

China Unicom (Hong Kong) Limited (the “Company”) refers to the 2013 annual results announcement made by the Company on 27 February 2014 (the “2013 Annual Results Announcement”). This announcement also constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).

The board of directors of the Company (the “Board”) proposed to pay a final dividend of RMB0.16 per share (pre-tax) for the year ended 31 December 2013 (the “2013 Final Dividend”). The 2013 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on 16 April 2014 (and any adjournment thereof) (the “AGM”).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1)	from 14 April 2014 to 16 April 2014, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the AGM. In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 11 April 2014; and

(2)	from 25 April 2014 to 29 April 2014, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2013 Final Dividend. In order to qualify for the proposed 2013 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 April 2014. Subject to the approval by shareholders at the AGM, the 2013 Final Dividend is expected to be paid in Hong Kong dollars on or about 15 May 2014 to those members registered in the Company’s register of members as at 29 April 2014 (the “Dividend Record Date”).

WITHHOLDING OF ENTERPRISE INCOME TAX

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2013 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2013 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2013 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 24 April 2014, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

IMPORTANT NOTICE

Investors should read this announcement carefully. If any investor would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee
Company Secretary

Hong Kong, 27 February 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton,
Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED

(the “Issuer”)

(Incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(The “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

CHINA UNICOM (HONG KONG) LIMITED

(the “Guarantor”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ADJUSTMENT TO CONVERTIBLE BOND CONVERSION PRICE

Reference is made to the 2013 annual results announcement of the Guarantor dated 27 February 2014 (the 2013 Annual Results Announcement) whereby a final dividend of RMB0.16 per Share for the year ended 31 December 2013 (the 2013 Final Dividend) was proposed, subject to approval of Shareholders at the forthcoming annual general meeting of the Guarantor to be held on 16 April 2014 (the AGM). The record date for determining the Shareholders’ entitlement to the 2013 Final Dividend will be 29 April 2014.

When the Guarantor shall pay or make the 2013 Final Dividend, the Conversion Price of the Convertible Bonds will, in accordance with the CB Terms and Conditions (as defined below), subject to approval of the payment of the 2013 Final Dividend by the Shareholders at the AGM, be adjusted from HK$15.36 per Share to HK$15.05 per Share with effect from 30 April 2014.

As stipulated under the Trust Deed, the Issuer and/or the Guarantor are required to provide certain information relating to the adjustment to the Conversion Price of the Convertible Bonds.

Reference is made to (i) the announcement of the Guarantor dated 28 September 2010 in relation to the issue of the Convertible Bonds, (ii) the announcement of the Guarantor dated 22 March 2012, 7 June 2012, 21 March 2013 and 30 May 2013 in relation to adjustment to Conversion Price, and (iii) the 2013 Annual Results Announcement. Capitalized terms used herein shall, unless otherwise defined, have the same meanings as adopted in the Guarantor’s announcement dated 28 September 2010.

As stipulated under Condition 6(C)(3) of the terms and conditions of the Convertible Bonds (the CB Terms and Conditions), if the Guarantor shall pay or make to the Shareholders any Capital Distribution (as defined in the CB Terms and Conditions), the Conversion Price of the Convertible Bonds shall be adjusted by multiplying the Conversion Price in force immediately before such Capital Distribution by the following fraction:

A – B

A

Where:

A	is the Current Market Price (as defined in the CB Terms and Conditions) of one Share on the date on which the Capital Distribution is publicly announced; and

B	is the Fair Market Value (as defined in the CB Terms and Conditions) on the date of such announcement of the portion of the Capital Distribution attributable to one Share.

Any such adjustment becomes effective on the date when such Capital Distribution is actually made or if a record date is fixed therefor, immediately after such record date. However, no adjustment is required to be made under the CB Terms and Conditions where such adjustment would be less than 1% of the Conversion Price then in effect but instead the amount of such adjustment shall be carried forward and taken into account in any subsequent adjustment.

As announced in the 2013 Annual Results Announcement, the board of directors of the Guarantor recommended the payment of the 2013 Final Dividend of RMB0.16 per Share, subject to Shareholders’ approval of the 2013 Final Dividend at the AGM. The record date for determining the Shareholders’ entitlement to the 2013 Final Dividend will be 29 April 2014. The Guarantor’s register of members will be closed during the following periods:

(1)	from 14 April 2014 to 16 April 2014, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM; and

(2)	from 25 April 2014 to 29 April 2014, both days inclusive, for the purpose of ascertaining the Shareholders’ entitlement to the 2013 Final Dividend.

Subject to approval of the payment of the 2013 Final Dividend by the Shareholders at the AGM, the Conversion Price of the Convertible Bonds will, in accordance with the CB Terms and Conditions, be adjusted from HK$15.36 per Share (the 2013 Adjusted Conversion Price) to HK$15.05 per Share (the 2014 Adjusted Conversion Price) with effect from 30 April 2014. Save for the abovementioned adjustment to the Conversion Price, the other terms of the Convertible Bonds shall remain unchanged.

As at the date of this announcement, the total outstanding principal amount of the Convertible Bonds is US$1,838,800,000. Following the above adjustment to the Conversion Price, the maximum number of Shares issuable by the Guarantor upon full conversion of the outstanding Convertible Bonds at the 2014 Adjusted Conversion Price will be 947,818,928 Shares, an increase of 19,129,158 Shares from the original 928,689,770 Shares based on the 2013 Adjusted Conversion Price.

Any Bondholder who is in doubt as to the action to be taken should consult his/her stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 27 February 2014

As at the date of this announcement, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this announcement, the board of directors of China Unicom (Hong Kong) Limited comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton,
Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny